Filed by Government Properties Income Trust

Commission File No. 001-34364

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed as definitive additional materials

under the Securities Exchange Act of 1934

Subject Company: Select Income REIT

Commission File No. 001-35442

Registration Statement on Form S-4: 333-227616

Date: November 30, 2018

On November 30, 2018, Government Properties Income Trust (“GOV”) and Select Income REIT (“SIR”) commenced mailing of the following document to shareholders entitled to vote at the GOV special meeting of shareholders and/or the SIR special meeting of shareholders in connection with the proposed merger of SIR with and into a wholly owned subsidiary of GOV.

OFFICE PROPERTIES INCOME TRUST: A COMPELLING COMBINATION + = OPI WILL HAVE SCALE, DIVERSIFICATION AND COMPELLING PROPERTY METRICS:1 • • • • • • 213 buildings. 30.2 million square feet. 38 states and the District of Columbia. Total depreciated book value of assets equal to $5.3 billion. 92% occupancy. 66% of annualized rent paid by investment grade rated tenants. 2 YOUR “FOR” VOTE IS CRITICAL TO COMPLETE THE MERGER. GOV shareholders: If the merger does not occur, GOV common shares may have a significantly lower dividend rate. SIR shareholders: If the merger is not approved, SIR will not pay a special dividend of Industrial Logistics Properties Trust (Nasdaq: ILPT) common shares. 3 YOUR VOTE IS IMPORTANT. Vote “FOR” the GOV-SIR merger today. Vote “FOR” placing OPI on a path to reduce leverage and strengthen credit metrics. Vote “FOR” creating a national leading office REIT with quality portfolio characteristics. Vote “FOR” annual expense savings of approximately $3.1 million. VOTE NOW! AUTHORIZE YOUR PROXY BY INTERNET – www.proxyvote.com Use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m., Eastern time, on December 19, 2018. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to submit your voting instructions. AUTHORIZE YOUR PROXY BY PHONE – 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m., Eastern time, on December 19, 2018. Have your proxy card in hand when you call and then follow the instructions. If the meeting is postponed or adjourned, the above times will be extended to 11:59 p.m., Eastern time, on the day before the reconvened meeting. AUTHORIZE YOU PROXY BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided and return it to Broadridge, 51 Mercedes Way, Edgewood, NY 11717. If you have any questions about voting, please contact Morrow Sodali, GOV and SIR’s proxy solicitor at (800) 662-5200, or at rmr.info@morrowsodali.com.

1. As of September 30, 2018, excluding ILPT, adjusted for the sale of 50 buildings containing 3.4 million square feet that are expected to be sold prior to year-end 2018 for total gross proceeds of approximately $435.5 million. Amounts have not been adjusted for the up to $750 million of property sales expected to occur post merger to achieve OPI’s leverage targets based on annualized rent. 2. As of September 30, 2018, tenants contributing 60.2% of OPI’s annualized rental income were investment grade rated (or their payment obligations to us were guaranteed by an investment grade rated parent) and tenants contributing an additional 6.2% of OPI’s annualized rental income were subsidiaries of an investment grade rated parent (although these parent entities are not liable for our rents). Includes: a) investment grade rated tenants; b) tenants with an investment grade rated parent entity that guarantees lease obligations; and/or c) tenants with an investment grade rated parent entity that does not guaranty the tenant’s lease obligations. 3. Payment of the ILPT distribution is contingent upon the satisfaction or waiver of certain conditions, including approvals of SIR and GOV shareholders in connec-tion with the merger. WARNING CONCERNING FORWARD LOOKING STATEMENTS THIS DOCUMENT CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER GOV OR SIR USE WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICI-PATE”, “INTEND”, “PLAN”, “ESTIMATE”, “WILL”, “MAY” AND NEGATIVES OR DERIVATIVES OF THESE OR SIMILAR EXPRESSIONS, GOV OR SIR, AS THE CASE MAY BE, IS MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON GOV’S AND SIR’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FOR EXAMPLE: • THE CLOSING OF THE MERGER IS SUBJECT TO THE SATISFACTION OR WAIVER OF CONDITIONS, INCLUDING THE RECEIPT OF REQUISITE AP-PROVALS BY GOV’S AND SIR’S SHAREHOLDERS. GOV AND SIR CANNOT BE SURE THAT ANY OR ALL OF SUCH CONDITIONS WILL BE SATISFIED OR WAIVED. ACCORDINGLY, THE MERGER MAY NOT CLOSE WHEN EXPECTED OR AT ALL, OR THE TERMS OF THE MERGER AND THE OTHER TRANSAC-TIONS MAY CHANGE. • PURSUANT TO THE MERGER AGREEMENT, SIR HAS AGREED TO DISTRIBUTE ALL 45,000,000 COMMON SHARES OF ILPT THAT SIR OWNS TO SIR’S SHAREHOLDERS, SUBJECT TO THE SATISFACTION OR WAIVER OF CERTAIN CONDITIONS, INCLUDING, AMONG OTHER THINGS, OBTAINING THE REQUISITE SHAREHOLDER APPROVALS WITH RESPECT TO THE MERGER. SIR CANNOT BE SURE WHEN OR IF THOSE CONDITIONS WILL BE SATISFIED OR WAIVED OR THAT SUCH DISTRIBUTION WILL OCCUR. IN ADDITION, SIR AND GOV CANNOT BE SURE THAT THE EXPECTED BENEFITS TO ILPT’S TRADING MULTIPLE WILL OCCUR. • GOV HAS ENTERED INTO AGREEMENTS TO SELL AN AGGREGATE OF 20 PROPERTIES (50 BUILDINGS). THESE TRANSACTIONS ARE SUBJECT TO CONDITIONS. THESE CONDITIONS MAY NOT BE MET AND THESE TRANSACTIONS MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS MAY CHANGE. • COMPLETION OF THE ILPT DISTRIBUTION IS NOT CONDITIONED UPON CONSUMMATION OF THE MERGER AND THERE IS A RISK THAT THE ILPT DISTRIBUTION WILL BE COMPLETED AND THE MERGER NOT CONSUMMATED, LEAVING SIR A SIGNIFICANTLY SMALLER COMPANY THAT WILL NO LONGER BENEFIT FROM ILPT’S INCOME OR RECEIVE DISTRIBUTIONS FROM ILPT. • GOV AND SIR HAVE IDENTIFIED VARIOUS REASONS WHY THEY BELIEVE THE MERGER MAKES SENSE FOR THEIR SHAREHOLDERS. HOWEVER, THE EXPECTED BENEFITS UNDERLYING THOSE REASONS MAY NOT BE REALIZED OR SUSTAINED BY THE COMBINED COMPANY AND ITS SHAREHOLDERS. • THIS DOCUMENT STATES THAT IF THE ISSUANCE OF SHARES IN THE MERGER IS NOT APPROVED BY GOV’S SHAREHOLDERS, GOV’S ANNUAL DIV-IDEND RATE MAY BECOME SIGNIFICANTLY LOWER. ANY FUTURE DIVIDENDS THAT GOV MAY PAY WOULD BE DETERMINED BY GOV’S BOARD OF TRUSTEES IN ITS SOLE DISCRETION AND WOULD DEPEND ON VARIOUS FACTORS. THERE CAN BE NO ASSURANCE AS TO THE AMOUNT OR LEVEL OF ANY DISTRIBUTIONS GOV MAY PAY. • THIS DOCUMENT CONTAINS STATEMENTS REGARDING GOV’S AND SIR’S EXPECTATIONS FOR THE COMBINED COMPANY/OPI AFTER EFFECTIVE-NESS OF THE MERGER. THESE STATEMENTS ARE CONTINGENT UPON THE CONSUMMATION OF THE MERGER AND THE OTHER TRANSACTIONS AND MAY NOT OCCUR. THE INFORMATION CONTAINED IN GOV’S AND SIR’S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER “RISK FACTORS” IN GOV’S REGISTRATION STATEMENT ON FORM S-4, OR THE FORM S-4, AND THE JOINT PROXY STATEMENT/PROSPECTUS OF GOV AND SIR CONTAINED THEREIN, AND IN GOV’S AND SIR’S PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE GOV’S AND SIR’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE STATED IN OR IMPLIED BY GOV’S AND SIR’S FORWARD LOOK-ING STATEMENTS. GOV’S AND SIR’S FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV. YOU SHOULD NOT PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS. EXCEPT AS REQUIRED BY LAW, GOV AND SIR DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. ADDITIONAL INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS AND WHERE TO FIND IT In connection with the merger and the other transactions contemplated by the merger agreement, GOV has filed the Form S-4, containing a joint proxy statement/ prospectus and other documents with respect to the merger and the other transactions contemplated by the merger agreement, with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER AND THE OTHER TRANSACTIONS. A definitive joint proxy statement/prospectus has been mailed to GOV’s and SIR’s shareholders. Investors may obtain free copies of documents filed with the SEC at the SEC’s website at www.sec.gov. In addition, investors may obtain free copies of GOV’s filings with the SEC from GOV’s website at www.govreit.com and free copies of SIR’s filings with the SEC from SIR’s website at www.sirreit.com. PARTICIPANTS IN THE SOLICITATION RELATING TO THE MERGER AND OTHER TRANSACTIONS GOV, its trustees and certain of its executive officers, SIR, its trustees and certain of its executive officers, and The RMR Group LLC, The RMR Group Inc. and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from GOV’s shareholders in respect of the approval of the issuance of GOV common shares of beneficial interest in the merger and from SIR’s shareholders in respect of the approval of the merger and the other transactions contemplated by the merger agreement to which SIR is a party. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of GOV’s and SIR’s shareholders in connection with the merger and the other transactions contemplated by the merger agreement is set forth in the definitive joint proxy statement/prospectus for the merger filed with the SEC. You can find information about GOV’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. You can find information about SIR’s trustees and executive officers in its definitive proxy statement for its 2018 Annual Meeting of Shareholders. These documents are available free of charge on the SEC’s website and from GOV or SIR, as applicable, using the sources indicated above.